Mail Stop 3561


December 29, 2005




Paul F. Tetreault
Snow & Sail Sports, Inc.
397 N. Main Street
South Yarmouth, MA 02664

      	Re:	Snow & Sail Sports, Inc.
      		Amendment No. 3 to Form S-1
      		File No. 333-128526
      		Filed December 15, 2005

Dear Mr. Tetreault:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Undertakings

1. We note the changes to your undertakings made in connection with our prior comment 2. However, paragraph 1 of the undertaking section is incomplete. In your amended filing, please revise to include the revised Rule 415 undertaking (Item 512(a)(1)-(4) of Regulation S-
B)
which became effective on December 1, 2005. See Questions 3 through
6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. In addition, please note that because you will not be relying upon Rule 430A to price your offering you may delete paragraphs 4 and 5 of your undertaking section.

Exhibit 23.1c

Consent of Independent Registered Public Accounting Firm

Consents of accountants

2. Please note that the consent included in the exhibit refers to the auditor`s consent to SB-2/Amendment # 1 and is dated October 27, 2005. Please include a currently dated and signed consent of the independent accountants.

Financial Statements for the period ended September 30, 2005

Statement of Stockholders` Equity (Deficit), page F-15

3. We note that you transferred the entire amount of undistributed losses as at September 30, 2005 to additional paid-in capital instead of the undistributed losses as at September 12, 2005, the date the Company ceased being an S corp and became a C corp. Please revise the financial statements.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. As I discussed with Mr. Wolff by telephone on December 29, 2005, you may fax us draft changes of your amended filing for our review and possible further comment. Your faxed response should include a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your submission and responses to our comments. Please note that once we have indicated that we have no further comment regarding your draft submission, you must file your cover letter responding to our comments and amended filing on EDGAR prior to requesting effectiveness.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry
French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.
Please me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director



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